Exhibit 99.3

Management's Discussion and Analysis
For the three months ended March 31, 2016

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its wholly owned subsidiaries for the three months ended March 31, 2016 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2016. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 4, 2016, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine located in Malartic, Québec and the sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. The Company also owns a portfolio of royalties, options on royalties and exclusive rights to participate in future royalty/stream financings on various projects, in Canada and the U.S.A. In addition, the Company invests in equities of exploration and royalty companies, including a 9.8% interest in Labrador Iron Ore Royalty Corporation, and has interests (directly or indirectly) in exploration and evaluation projects in four prolific gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area, the Cariboo mining district and the Guerrero Gold Belt in Mexico.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments and opportunistic share buy-backs. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights

•	9,404 gold ounces earned and 9,417 ounces sold (Q1 2015 – 6,985 ounces earned and sold);
•	8,092 silver ounces earned and 8,100 ounces sold (Q1 2015 – 7,825 ounces earned and sold);
•	Net loss of $0.1 million, $0.00 per basic share (Q1 2015 – net earnings of $10.2 million, $0.15 per basic share);
•	Adjusted earnings[1] of $8.7 million, $0.09 per basic share[1] (Q1 2015 – $6.5 million and $0.14 per basic share);
•	Net cash flows provided by operating activities[2] of $13.5 million (Q1 2015 – $5.6 million);
•	Total value of working capital and marketable securities[1] of $607.6 million at March 31, 2016;
•	Entered into a 1.5% NSR royalty agreement with Barkerville Gold Mines Ltd. on the Cariboo gold project for a cash consideration of $25.0 million;
•	Closed a $50.0 million financing in the form of a convertible debenture with Investissement Québec;
•	Closed a bought deal financing for total gross proceeds of $172.6 million;
•	Declaration of a quarterly dividend of $0.04 per common share on February 16, 2016.

_________________________
1

“Adjusted earnings” “Adjusted earnings per share” and “value of working capital and marketable securities” are non-IFRS financial performance measures which have no standard definition under IFRS. The fair value of working capital and marketable securities corresponds to the accounting value of the working capital as presented on the consolidated balance sheet and the fair value of the investments in marketable securities using the quoted market price on a recognized stock exchange as at March 31, 2016. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

2	Before change in non-cash working capital items.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Basis of Financial Presentation

Although Osisko Gold Royalties is legal entity created in 2014, it has been determined under IFRS that for financial reporting purposes, the Company is considered to be a continuation of OMC, as at the closing of the friendly transaction all of its shareholders became the shareholders of Osisko Gold Royalties Ltd.

Portfolio of Royalty Interests

Canadian Malartic

The Company’s cornerstone asset is a 5% NSR on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana (the “Partners”). The property extends over 220km2 and is located in the prolific gold corridor which hosts current and past producers and has produced over 50 million ounces of gold.

The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by OMC at a cost of approximately $1.2 billion and commenced production in April 2011. Canadian Malartic is Canada’s largest producing gold mine and produced its 2 millionth ounce of gold in September 2015. Quarterly gold production since inception is as follows (in thousands of ounces):

	Q1	Q2	Q3	Q4	Total
2011	-	46.6	73.8	79.7	200.1
2012	91.2	92.0	103.8	101.5	388.5
2013	106.0	111.7	120.2	137.3	475.3
2014	140.0	133.2	129.5	132.8	535.5
2015	135.8	136.9	153.2	145.7	571.6
2016 (YTD)	147.2	n/a	n/a	n/a	147.2

In February 2016, the Partners indicated the following forecast of annual gold production for the Canadian Malartic mine: 560,000 – 580,000 ounces in 2016, 590,000 – 600,000 ounces in 2017 and 610,000 ounces in 2018. The Partners indicated that the 2016 guidance has been slightly reduced as throughput levels are forecast to be approximately 53,000 tonnes per day. Any increase in throughput above this 53,000 tonnes per day level remains contingent upon updating the existing operating permits.

During the first quarter of 2016, the Partners indicated that the Canadian Malartic mill processed an average of 52,314 tonnes per day, compared with an average of 51,988 tonnes per day in the corresponding period of 2015. This represents a record quarter during the winter season.

For the first quarter of 2016, the Partners indicated that production at the Canadian Malartic mine reached 147,226 ounces of gold compared to 135,786 ounces of gold in the first quarter of 2015. Production was higher in the 2016 period primarily due to higher throughput levels and higher gold grades.

Permitting activities for the Barnat Extension and deviation of Highway 117 are continuing. Having received answers to two series of questions, in April 2016, the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Québec) accepted the Environmental Impact Assessment (“EIA”) for the Barnat Extension as admissible. This was the trigger for the public hearings process to start and the first step was the release of the EIA to the public. This will be followed with a public presentation of the project in May and subsequent public hearings in June.

During the first quarter of 2016, the Partners indicated that drilling continued on the Odyssey North and South Zones and to date, 18 holes totaling 18,581 metres have been completed. Data from these holes are currently being compiled and integrated into the existing database. In 2016, approximately 60,000 metres of drilling has been proposed to infill and expand the known mineralized zones on the Odyssey property. The 2016 budget is $8.0 million. Osisko holds a 5% NSR royalty on the Odyssey South Zone and a 3% NSR royalty on the Odyssey North Zone.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

At Canadian Malartic, the Partners indicated mineral reserves of 7.72 million ounces of gold contained in 221.5 million tonnes of ore at 1.08 g/t Au. The decrease in mineral reserves, compared to prior year, of 0.93 million ounces was principally due to mining extraction and production in 2015 which totalled 571,618 ounces of gold after recovery (644,000 ounces of in-situ gold mined), a lower price of US$1,150 per ounce used for the current year mineral reserve calculation, versus US$1,300 per ounce in the prior year, a change in the cut-off grade to include the NSR royalty payable to Osisko Gold Royalties which was not included in 2014 and the termination of the Gouldie open pit. Gold mineral reserve grades increased to 1.08 g/t Au as compared to 1.06 g/t Au in the prior year.

The Partners indicated that mineral resources have decreased from 2014 levels as all mineral resources outside of the current pit have been revaluated at a 1.0 g/t Au cut-off. The higher cut-off reflects the decision that mineral resources outside the current pit will not be open-pit mined although the underground mining potential may be evaluated in the future.

The reserve and resources estimate at December 31, 2015 is presented in the table below:

Reserve and resource estimates

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)

Proven Reserves	54.9	0.97	1.72
Probable Reserves	166.6	1.12	6.00
Proven & Probable Reserves	221.5	1.08	7.72
Measured and Indicated Resources(1)	25.7	1.51	1.25
Inferred Resources(1)	9.0	1.47	0.43

(1)	Excludes proven & probable reserves.

The Partners indicated that at Canadian Malartic, the approach of tripling the cut-off grade of the out-pit mineral resources had the effect of removing 646,000 ounces from the measured and indicated mineral resources, leaving 1,250,000 ounces (25.6 million tonnes of ore grading 1.51 g/t Au) in measured and indicated mineral resources. The same approach resulted in removing 688,000 ounces from the inferred mineral resource base, leaving 426,000 ounces (9.0 million tonnes of ore grading 1.47 g/t Au) of inferred mineral resources.

For more information, please refer to the press releases of Agnico Eagle dated February 10, 2016 and April 28, 2016 and the press releases of Yamana dated January 13, 2016, February 18, 2016 and April 11, 2016 filed on SEDAR (www.sedar.com).

Éléonore

Osisko, through its wholly-owned subsidiary Osisko Exploration James Bay Inc. (formerly Virginia Mines Inc.), owns a 2.0% to 3.5% NSR royalty in the Éléonore gold property (underground operation) located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Éléonore declared commercial production on April 1, 2015.

Osisko was not entitled to receive any gold or silver ounces until a US$5 million non-interest bearing royalty advance payment had been recovered from production of Éléonore by Goldcorp (representing 4,328 ounces of gold), which was completed in November 2015. The Company received its first royalties from Éléonore in December 2015.

In February 2016, Goldcorp indicated that a conservative ramp-up schedule at Éléonore is expected to lead to gold production of between 250,000 and 280,000 ounces for 2016.

The Éléonore ore is currently hoisted through the exploration shaft and supplemented through trucking to surface from the upper horizon of the mine. Goldcorp indicated that the production shaft is planned to be operational by the end of 2016, which will drive improvements in efficiencies and costs. Goldcorp also indicated that the underground mining rate continues to ramp-up as planned to meet the nameplate mill capacity of 7,000 tonnes per day. Mine production is expected to average between 4,700 to 5,000 tonnes per day of ore from four production horizons in 2016. Development will continue to support expansion to six mining horizons to enable the ramp-up to a 7,000 tonnes per day mining and milling rate in the first half of 2018.

Goldcorp indicated that production in 2015 included stockpiled material, while mill feed in 2016 comprises solely of material delivered directly from the mine.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Goldcorp indicated that gold production in the first quarter of 2016 was 66,700 ounces. A total of 387,000 tonnes of ore were milled at an average mill head grade of 5.65 g/t and an average recovery rate of 89%. Tonnes mined were higher as mining continued across four horizons compared to two in the first quarter of 2015. The recovery rate improved during the quarter as a result of the optimization of the sulphide circuit and an average recovery rate of 91% was achieved in March 2016. With the folding and faulting of the ore body factored into the mine plan and accounted for in the improved stope designs, Éléonore remains on track to deliver throughput, grade, and recovery expectations for 2016.

Goldcorp also indicated that work on the production shaft continued in the first quarter of 2016 and focused on the ore handling system on the 690 level and the surface ore transfer building. Hoisting of ore through the production shaft is scheduled to begin in the third quarter of 2016.

Goldcorp indicated that an amount of $5.0 million was budgeted in 2016 for exploration to continue to target the 494 zone for reserve replacement and test the deep projection of the center and southern ore bodies and the 494 zone with a total of 25,800 metres of underground diamond drilling. During the first quarter of 2016, exploration drilling was focused on the lower south portion of the deposit (below 650 metres) with 1,469 metres and in the 494 area with 1,700 metres for a total of 3,169 metres. Exploration expenditures incurred during the first quarter of 2016 were $1.0 million. In the second quarter of 2016, exploration will be focusing on the 494 zone with 5,760 metres and on the deep projection of the south and central portion of the deposit with 3,000 metres with a budget of $2.0 million.

In February 2016, Goldcorp indicated that a successful 2015 drilling program targeting the conversion of resources to reserves in the center and southern portion of the deposit contributed to a 7.7% increase in proven and probable gold mineral reserves to 5.35 million ounces and extended the deposit at depth, which remains open including the core area. The 2015 drilling program was completed with 40,400 metres drilled from the underground ramp, targeting the center and southern portion of the ore body. The program also completed 1,350 metres in the 494 area (Northern portion) where results continue to improve the confidence level regarding the size and the importance of this target.

Goldcorp also published in February 2016 updated mineral reserve and resource estimates as at December 31, 2015 for the Éléonore mine. Proven and probable mineral reserves were estimated at 5.35 million ounces of gold based on a price of US$1,100 per ounce of gold.

The reserve and resources estimate at December 31, 2015 is presented in the table below:

Reserve and resource estimates

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)

Proven and Probable Reserves	28.32	5.87	5.35
Measured and Indicated Resources(1)	4.58	5.49	0.81
Inferred Resources	9.97	7.11	2.28

(1)	Excludes proven & probable reserves.

For more information, refer to the press releases of Goldcorp dated February 25, 2016 and April 27, 2016 and the Management Discussion and Analysis for the year ended December 31, 2015 and for the three months ended March 31, 2016, all filed on SEDAR (www.sedar.com).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Island Gold Mine (Richmont Mines Inc.)

During the first quarter of 2016, the Company received the first ounces from its Island Gold Mine NSR royalty (212 ounces of gold based on the 2015 fourth quarter production) operated by Richmont Mines Inc. (“Richmont Mines”). On April 12,2016, Richmont Mines reported that during the first quarter of 2016, Island Gold produced 26,589 ounces of gold, an increase of 147% over the same period in 2015 and an 87% increase over the prior quarter. Increased production for the quarter was positively impacted by higher than expected reconciled grades of 11.31 g/t milled and record mill throughput of 834 tonnes per day. Richmont Mines indicated that the 2016 production guidance for the Island Gold Mine is between 62,000 to 67,000 ounces of gold.

Richmont Mines also indicated that the Island Gold exploration drilling program continues to demonstrate the significant potential to grow production and increase mine life both laterally above the 860 metre level, which could support an upgrade to 1,150 tonnes per day, as well as the vertical extension below the 1,000 metre level. One additional directional drill (for a total of 4 drills) has been added to support the deep exploration program below 1,000 metre level but also to expand the drilling program in order to test the structure to the west of the current target between the 1,000 metre and 1,500 metre levels. It is expected that the previously announced exploration drilling program will be completed by June 2016, at which time Richmont Mines will review all drilling results and subsequently provide an update on additional drilling programs planned for the second half of the year.

For more information, refer to the press releases of Richmont Mines dated April 12, 2016 and filed on SEDAR (www.sedar.com).

Teck Canadian Royalties

The Company announced in October 2015 that it has entered into a definitive agreement to acquire a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. (“Teck”) for a cash consideration of $28.0 million, with an additional $2.5 million payable on confirmation of certain rights.

The portfolio consists of 31 royalties, most of which are NSR royalties, including the following key royalties (before the sale of a 15% interest to Caisse de dépôt et placement du Québec (“CDPQ”) as described below):

•	Three NSR royalties from 2% to 3% on the producing Island Gold Mine properties located in Northern Ontario owned by Richmont Mines Inc. (previously discussed above);
•	2% NSR royalty on the Lamaque property located in Abitibi owned by Integra Gold Corp.;
•	2% NSR royalty on the Hewfran Block located in Northern Québec owned by Metanor Resources Inc.;
•	0.5% NSR royalty and right to $5 million payment upon commercial production on the Marban property Québec owned by Oban Mining Corporation and located near the Canadian Malartic mine;
•	1.5% NSR royalty on a portion of the Fenn-Gib property located in northern Ontario owned by Tahoe Resources Inc.; and
•	1.5% to 2% NSR royalty on the Garrcon property located in Northern Ontario and owned by Oban Mining Corporation.

The portfolio also includes other precious metal royalty assets on exploration and development properties. Certain NSR royalties are subject to buy-back clauses.

The first portion of the transaction with Teck was closed in November 2015, consisting of a portfolio of 28 royalties acquired for a cash consideration of $24.2 million with an additional $2.5 million to be paid on confirmation of certain rights. This portfolio includes the royalties on Richmont Mines Inc.’s producing Island Gold Mine and Integra Gold Corp.’s Lamaque property. The Company received its first in-kind royalty from the Island Gold Mine in the first quarter of 2016. The Company expects to close the second portion of its transaction with Teck in the first half of 2016.

CDPQ has exercised its participation right to acquire 15% of the Teck royalty interests acquired by Osisko to date. The transaction was completed in February 2016 for $3.6 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Vezza Royalties

The Company acquired a 5% NSR royalty and a 40% net profit interest (“NPI”) royalty in the Vezza gold property operated by Ressources Nottaway Inc. for a total acquisition price of $10.0 million. A first payment of $5.0 million was made in 2015 and the balance was paid in January and March 2016. The property is located 25 kilometres from Matagami, Québec. Commercial production is forecasted for the second quarter of 2016.

Cariboo Gold Project

On November 30, 2015, Osisko entered into a binding letter agreement with Barkerville Gold Mines Ltd. (“Barkerville”) whereby Osisko had agreed to purchase a 1.5% NSR royalty on the Cariboo Gold Project (the “Royalty Financing”), located in British Columbia, Canada, for a cash consideration of $25.0 million. The royalty agreement was signed in February 2016.

The Cariboo Gold Project consists of 1,164 square kilometres of land along a strike length of 60 kilometres which includes several past producing mines in the Cariboo Gold District, a historically profitable yet still underexplored area of south-central British Columbia. Based upon historic estimates, historical gold production in the Cariboo area is approximately 3.8 million ounces. At Cariboo, the Cow Mountain deposit contains a NI 43-101 compliant mineral resource totaling 2.8 million ounces Au in the indicated category (35.8 million tonnes at 2.4 g/t) with an additional 2.0 million ounces Au in the inferred category (27.4 million tonnes at 2.3 g/t), both using a 0.5 g/t cut-off grade.

As part of the Royalty Financing, Osisko and Barkerville have also agreed to negotiate a gold stream agreement (“Gold Stream Agreement”) following the completion by Barkerville of a feasibility study on the Cariboo Gold Project. Following a 60 day negotiation period, if Osisko and Barkerville have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

Summary of Producing and Advanced Non-producing Royalties

Asset	Operator	Interest(1)	Commodities	Jurisdiction	Stage

Canadian Malartic	Agnico/Yamana	5.0% NSR royalty	Au	Québec	Production

Éléonore	Goldcorp	2.0-3.5% NSR royalty	Au	Québec	Production

Island Gold	Richmont Mines	1.7-2.55% NSR royalty	Au	Ontario	Production

Hewfran Block	Metanor Resources	1.7% NSR royalty	Au	Québec	Production

Vezza	Ressources Nottaway Inc.	5% NSR royalty	Au	Québec	Development

Vezza	Ressources Nottaway Inc.	40% NPI royalty	n/a	Québec	Development

Lamaque	Integra Gold	1.7% NSR royalty	Au	Québec	Development

Cariboo	Barkerville	1.5% NSR royalty	Au	British Columbia	Development

Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Ontario	Permitting

Windfall	Oban Mining	0.5% NSR Royalty	Au	Québec	Exploration

Marban	Oban Mining	0.425% NSR royalty	Au	Québec	Exploration

Hermosa Sulfides	Arizona Mining	1% NSR royalty	Zn, Pb, Ag	Arizona, USA	Exploration

Pandora	Agnico/Yamana	2% NSR royalty	Au	Québec	Exploration

Malartic – Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Québec	Exploration

Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration

Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration

White Pine North - Copperwood	Highland Copper	3% sliding-scale NSR royalty(2)	Ag, Cu	Michigan, USA	Exploration

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Summary of Advanced Non-producing Royalty Options

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage

Neita	Unigold	2% NSR Royalty	$2.0 million	Au	Dominican Republic	Exploration

Yellowknife City Gold	TerraX	3% NSR Royalty	$4.0 million	Au	Northwest Territories	Exploration

Oban Mining Projects(3)	Oban Mining	1% NSR Royalty	$5.0 million	n/a	n/a	n/a

(1)	After the sale of a 15% interest in the Teck royalties to Caisse de dépôt et placement du Québec.
(2)	Subject to conversion of Osisko’s $10.0 million convertible loan with Highland Copper Company.
(3)	Osisko has a one-time right to purchase, prior to August 25, 2020, a 1% NSR royalty on Oban Mining Corporation’s wholly- owned projects held as of August 25, 2015.

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue from time to time investing, in various companies within the mining industry for investment purposes, and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include Oban Mining Corporation (“Oban”), Falco Resources Ltd. (“Falco”) and Barkerville. Barkerville became a new associate in February 2016 following the nomination of Sean Roosen, Chair and Chief Executive Officer of Osisko, as Co-Chairman of the board of directors of Barkerville and the appointment of Luc Lessard, Senior Vice President, Technical Services of Osisko, as Chief Operating Officer of Barkerville.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

Oban Mining Corporation

On March 11, 2016, Oban completed the acquisition of Niogold Mining Corporation (which holds the Marban property) and closed a financing of $12.6 million. Osisko participated for $960,000 in this financing. Following these transactions, Osisko holds an interest of 16% in Oban.

In April 2016, Oban indicated that work is progressing well on Oban's 100% owned Windfall Lake and Marban projects. At Windfall Lake, the 55,000 metre drill program commenced in October 2015 continues with four drill rigs, and there are approximately 20,000 metres left to complete in the current program. Results to date have been very encouraging, providing verification and good correlation with historic drilling performed by previous operators on the property. The deposit remains open at depth below the Red Dog intrusion, and is open at both the eastern and western ends. The results of the current program will be modeled along with historic drilling in the second half of 2016, and a resource update is anticipated in the fourth quarter of 2016. A decision on extending the current drill program will be made by the end of the second quarter of 2016.

At Marban, Oban indicated that work is continuing on the updated resource model. Following the 72,000 metre drill program completed in 2015 and complete geological re-modelling of the deposit, the new resource estimate is nearing completion on Marban and Norlartic. Following delivery of the updated resource estimate, Oban expects to immediately proceed with environmental and pre-feasibility work at Marban with the intention of filing a preliminary economic assessment by the end of the year.

Oban also indicated that it anticipates summer exploration drilling on a number of targets on the claim groups surrounding the Marban and Windfall deposits, as well as confirmation and exploration drilling on the Garrcon-Jonpol deposits in Ontario. These work programs will be outlined towards the end of the second quarter of 2016.

For more information, please refer to the press release of Oban dated April 12, 2016 and Oban’s profile on SEDAR (www.sedar.com).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Labrador Iron Ore Royalty Corporation (“LIORC”)

Since the beginning of 2015, Osisko has acquired a 9.8% interest in LIORC. The Company views this investment as an opportunity to provide asset/commodity diversification to its current portfolio of royalties through exposure to a world-class, long-life iron ore asset in a stable jurisdiction while maintaining the gold focus. LIORC is entirely focused on the Iron Ore Company of Canada (“IOC”) operations through:

•	A 7% gross royalty on the IOC iron ore operations;
•	A $0.10 per tonne marketing fee on all products sold by IOC; and
•	A 15% direct interest in IOC.

IOC is a major Canadian iron ore producer held by Rio Tinto (59%), Mitsubishi Corporation (26%) and LIORC. The mine located in the Newfoundland and Labrador Province in Canada has been producing and processing iron ore concentrate and pellets since 1954. The crude ore is processed into iron ore concentrate and then either sold or converted into many different qualities of iron ore pellets to meet its customers' needs. IOC is strategically situated to serve the markets of the Great Lakes and the balance of the world from its year-round port facilities at Sept-Îles, Quebec. The iron ore concentrate and pellets are transported to IOC's port facilities at Sept-Îles via its wholly-owned Quebec North Shore and Labrador Railway, a 418 kilometre rail line which links the mine and the port. From there, the products are shipped to markets throughout North America, Europe, the Middle East and the Asia-Pacific region.

As per LIORC’s press release dated March 3, 2016 (filed on SEDAR (www.sedar.com)), the mine has reserves to continue operations for 28 years at current production rate with additional resources of a greater magnitude.

LIORC, to date, has distributed the majority of its cash flows received from IOC through royalties, fees and dividends. The quarterly distribution rate per share (including regular and special distributions) for the past years has been as follows (per share amounts were adjusted to reflect a 2:1 stock split in the first quarter of 2011):

	Q1		Q2		Q3		Q4	Total	Total
								per share	(in millions)
2016(YTD)	$0.250	$	n/a	$	n/a	$	n/a	$0.250	$16.0
2015	0.250		0.250		0.250		0.250	1.000	64.0
2014	0.400		0.400		0.500		0.350	1.650	105.6
2013	0.375		0.375		0.375		0.750	1.875	120.0
2012	0.375		0.375		0.375		0.375	1.500	96.0
2011	0.750		0.375		0.750		0.375	2.250	144.0
2010	0.375		0.375		0.500		1.000	2.250	144.0
2009	0.250		0.250		0.250		0.250	1.000	64.0

Osisko’s share of dividends for the first quarter of 2016 amounts to $1.6 million.

The investment in LIORC provides diversification to gold production and is consistent with Osisko’s philosophy of investing in long-life mines operated by world-class mining companies in safe jurisdictions.

In April 2016, Rio Tinto released a press release indicating that operational performance continued to improve at IOC. A new first quarter record for concentrate production of 2.1 million tonnes was achieved, which was an increase of 54% compared with the first quarter of 2015, although 26% lower than the fourth quarter of 2015 due to seasonal impacts. Rio Tinto also indicated that IOC continues to optimise production of pellets and concentrate for sale based on prevailing market conditions and demand. However, pellet production declined by 10% to 2.0 million tonnes when compared with the first quarter of 2015, mainly due to equipment reliability.

LIORC indicated that the IOC expansion program to increase capacity to 23.3 million tonnes per annum was completed in 2014. Production in 2015 increased by 20% and the cost per tonne of concentrate produced continued to decline and was 19% lower than the previous year. During the year 2015, multiple production records were set as the full benefits of the expansion started to be realized. IOC continues to examine all avenues to increase the efficiency of operations in order to increase production and lower unit costs.

LIORC also indicated that IOC continues to pursue all avenues to lower unit costs so that it can remain profitable in the current very difficult market conditions. IOC appears to be well along toward meeting its objective of 2016 concentrate unit cash cost of US$30 or less. Also, IOC reached record production of concentrate in January 2016 as production exceeded an annual rate of 20 million tonnes, which bodes well for reaching an objective of 21 million tonnes in 2016. The price of iron ore has recovered more than 20% from its December low and the weakness of the Canadian dollar against its US counterpart continues to be positive for IOC. In spite of the current low price for iron ore, there are a number of positive factors affecting the royalty received by LIORC including increasing IOC production enabling increased sales, the premiums received on sales by IOC due to the grade and quality of its ore, the firming demand and premiums for pellets, favourable seaborne freight rates, and since the royalty is paid in US dollars, the continued weakness of the Canadian dollar in relation to the US dollar. LIORC indicated that while they do not expect to receive dividends from IOC until the market stabilizes, IOC is well positioned for a strong performance when this occurs. The board of directors of LIORC is closely monitoring markets and believes that royalty income will still provide a reasonable return to shareholders until IOC is able to reinstate its dividend.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

For more information, please refer to the press release of LIORC dated March 3, 2016 filed on SEDAR (www.sedar.com) and the press release of Rio Tinto dated April 19, 2016 available on their web site: www.riotinto.com.

Exploration and Evaluation Activities

James Bay and Labrador Trough areas, Québec

Osisko acquired exploration and evaluation projects through the acquisition of Virginia Mines Inc. (“Virginia”) in 2015. During the first quarter of 2016, Osisko invested $1.7 million in exploration and evaluation activities on the James Bay territory.

Since the acquisition of Virginia, the exploration program continued on the Coulon project (James Bay area), focusing mainly on a diamond drilling program on Lens 257 and on regional targets. Exploration work also includes ground and borehole geophysical surveys.

A diamond drill program started during winter 2016 on the Coulon project. At the end of March 2016, 23 new holes were drilled and one hole was extended for a total of 19,318 meters; 18 of them and the hole extension were drilled in the main fold area which hosts the majority of the known massive sulfide lenses. Three holes tested the area between lens 43, lens 201 and Tension while the two (2) remaining holes tested electromagnetic anomalies in less explored areas north and northeast of the main fold area.

The Company continued exploration programs on several of its projects located in the James Bay territory and the Labrador Trough in Québec.

The Company will soon undertake summer exploration programs on several of its projects located in the James Bay territory and the Labrador Trough in Québec. A vast exploration program is scheduled on the Kan project located 100 kilometers to the southwest of Kuujjuaq in the Nunavik Territory. This program will include trenching on unexplained gold-in-soils anomalies and detailed mapping and sampling of new mineralized occurrences. A drill campaign is also scheduled to test the most advanced targets at shallow depth.

The Company will also continue to actively generate new targets in the vast James Bay territory. Compilation work is in progress and will be followed by reconnaissance and prospecting work during summer 2016.

Significant Financing Activities

Convertible debenture

On February 12, 2016, the Company closed a financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. Ressources Québec subscribed to a $50.0 million convertible debenture of Osisko, which will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko paid a 1% financing fee to Ressources Québec and reimbursed its costs incurred in connection with the financing.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Bought deal financing

On February 26, 2016, the Company closed a bought deal public offering (the “Offering”) of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.6 million).

The Units were sold on a bought-deal basis through a syndicate of underwriters, co-led by BMO Capital Markets and RBC Capital Markets. Osisko plans to use the net proceeds from the Offering for working capital and general corporate purposes, including funding resource royalty and stream acquisitions.

Each Unit is comprised of one common share (“Common Share”) of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a “Warrant”) of the Company. Each whole Warrant entitles the holder thereof to purchase one Common Share of the Company at a price of $19.08 per Common Share, for a period of 36 months following the closing date.

Revolving Credit Facility

In 2015, the Company increased its revolving credit facility (“Facility”) from $100.0 million to $150.0 million. The Facility was extended by one year and was syndicated between National Bank of Canada and Bank of Montreal. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty interests) and has a two-year term (December 23, 2017), which can be extended by one year on each of the two anniversary dates of the amendment. As at March 31, 2016, the Facility was not drawn.

Quarterly Dividends

The Board of Directors has approved on November 16, 2014 the initiation of the Company’s quarterly dividend program.

The following table provides details on the dividends declared:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(ii)
	$			$

November 16, 2014(i)	0.03	December 31, 2014	January 15, 2015	1,551,000	-

	0.03			1,551,000	-

February 19, 2015(i)	0.03	March 31, 2015	April 15, 2015	2,782,000	-
May 14, 2015	0.03	June 30, 2015	July 15, 2015	2,834,000	-
August 5, 2015	0.03	September 30, 2015	October 15, 2015	2,830,000	5,430,858
November 4, 2015	0.04	December 31, 2015	January 15, 2016	3,783,000	7,712,746

	0.13			12,229,000

February 16, 2016	0.04	March 31, 2016	April 15, 2016	4,248,000	7,144,004
May 4, 2016	0.04	June 30, 2016	July 15, 2016	tbd(iii)	tbd(iii)

(i)	The 1.2 million common shares that were held in escrow prior to June 30, 2015 were not eligible to the dividend.
(ii)	Number of common shares held by shareholders participating to the dividend reinvestment plan described below.
(iii)	To be determined (“tbd”) on June 30, 2016 based on the number of shares outstanding and the number of shares participating to the dividend reinvestment plan (“DRIP”) on the record date.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Dividend reinvestment plan

On September 21, 2015, the Company announced the implementation of a DRIP. The DRIP allows shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the Toronto Stock Exchange (the “TSX”), or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at March 31, 2016, the holders of 7,144,004 common shares had elected to participate in the DRIP, representing dividends payable of $286,000.

On January 15, 2016 and April 15, 2016, the number of common shares issued by the Company under the DRIP, at a discount rate of 3%, amounted to 22,163 and 20,266, respectively.

Gold Market and Currency

Gold Market

After a disappointing year in 2015, gold price is on track to mark its best quarterly performance in some three decades. Gold is up more than 15% in the first three months of 2016 as turmoil in financial markets and the outlook for slower global economic growth boosted demand for the precious metal as a store of value.

During the first quarter of 2016, the price of gold gained US$177 to close at US$1,237 per ounce compared to US$1,060 per ounce at December 31, 2015. The gold price in the first three months of 2016 averaged US$1,183 per ounce, a 7% increase compared to the previous quarter.

The following were the key themes that drove the increase in the gold price in the first quarter of 2016:

•	Decline in U.S. equity markets as well as an increased market nervousness over China’s equities
•	Reduced upside potential on the U.S. dollars
•

Continuing round of easing from global central banks: the European Central Bank, the Bank of Japan and China’s People’s Bank are cutting interest rates, expanding asset-purchase program for more accommodation to stimulate the economy and increase inflation

•	Slowness in the global economy resulting in lower demand for commodities
•	Uncertainty trajectory for global interest rates
•	Uncertainty as to whether or not the U.S. Federal Reserve will continue to increase interest rates in 2016
•	Geopolitical unrest (Eurozone crises, tensions in the Middle East)

Outlook for gold has become more positive primarily driven by the realization that interest rates will remain low for longer, a weaker U.S. dollar and negative real interest rates. On the short term, temporary price weaknesses and seasonal pullbacks in gold prices could be seen as a buying opportunity.

The historical price is as follows:

(US$/ounce)	High	Low	Average	Close

2016 (Q1)	$1,278	$1,077	$1,183	$1,237
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658
2011	1,895	1,319	1,572	1,531
2010	1,421	1,058	1,225	1,406

In Canadian dollars, the gold price showed positive gains influenced by the currency nervousness and the appreciation of the price of gold in U.S. dollars. Gold price in Canadian dollars closed $133 higher at $1,605 per ounce. The average price for the quarter was $1,624 with a peak of $1,729 during the period.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Currency

The Company is subject to currency fluctuations as its revenues are in U.S. dollars and its expenses are mainly denominated in Canadian dollars. The Company also holds significant cash balances in U.S. dollars, which can create volatility in gains and losses on foreign exchange on the statement of income. A weaker Canadian dollar, as seen in 2015, increases the sales presented in Canadian dollars on the consolidated statement of income as the sales of gold and silver are traded in U.S. dollars. On the other hand, a weaker Canadian dollar will negatively impact the Company’s purchasing power of U.S. dollar nominated investments from its Canadian dollar resources.

The Canadian dollar weakened heavily in 2015 for the second year in a row, depreciating by over 15% in 2015 following its 8% decline in 2014. The Canadian dollar suffered an intense volatility during the first quarter of 2016, delivering sharp and unexpected moves. In early January, the currency plunged against the U.S. dollar to 13-year low at $1.46. Later in the quarter, the dollar made a significant come back and closed at $1.2971 compared to $1.3840 as at December 31, 2015.

The reversal in oil and other commodity prices from the January lows coupled with general gains in Canadian equity markets have turned sentiment around for the Canadian dollar. The Canadian economy is going through a structural realignment, precipitated by low commodity prices and the continued transition to a more sustainable growth path for China. The process of reorientation towards non-resource activity is underway, helped by a stronger U.S. demand, a lower Canadian dollar and accommodative monetary conditions. The Canadian economy grew by 1.25% in 2015 as commodity prices weighed on the mining, oil and gas industries but gained momentum in the last quarter of 2015 and surged on a monthly basis by 0.6% for real gross domestic product in January 2016. Exports and auto sales were positive elements, but business investment remains low with energy sector cutbacks and moderate sales growth. The labor market added jobs at a moderate pace during the first quarter of 2016, with an increase in construction and services offsetting jobs losses in manufacturing and resources-intensive sectors. Despite the sharp decline in energy prices, rising food costs and elevated import prices due to a soft Canadian dollar have driven inflation to 2% year over year, well above other advanced nations.

During the first quarter of 2016, the Bank of Canada maintained its policy rate unchanged for the overnight rate at 0.5%, since the economy was evolving broadly in line with their expectations and projections set out in January (about 1.5% gross domestic product growth in 2016 and 2.5% in 2017).

The exchange rate for the Canadian/U.S. is outlined below:

	High	Low	Average	Close
2016 (Q1)	1.4589	1.2962	1.3732	1.2971
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949
2011	1.0604	0.9449	0.9891	1.0170
2010	1.0778	0.9946	1.0299	0.9946

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Selected Quarterly Financial Information
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended March 31,
	2016	(4)	2015	(4)
	$		$

Revenues	15,606		10,632
Operating income	7,075		2,646
Net earnings (loss)(1)	(60)		10,273
Basic net earnings (loss) per share(1)	-		0.15
Diluted net earnings (loss) per share(1)	-		0.14

Total assets	1,312,929		1,081,433

Operating cash flows(2)	13,452		5,636

Gold royalties earned (ounces)	9,404		6,985
Gold ounces sold	9,417		6,985

Average selling price of gold (per ounce sold)
In C$	1,629		1,498
In US$(3)	1,203		1,200

Weighted average shares outstanding (in thousands)
Basic	99,093		69,330
Diluted	99,093		71,692

(1)	Attributable to Osisko shareholders.
(2)	Before change in non-cash working capital items.
(3)	Using actual exchange rates at the date of the transactions.
(4)	Financial information in Canadian dollars and prepared in accordance with IFRS.

Overview of Financial Results

Financial Summary – First quarter of 2016

•	Revenues of $15.6 million compared to $10.6 million in the first quarter of 2015;
•	Operating income of $7.1 million compared to $2.6 million in the first quarter of 2015;
•

Net loss attributable to Osisko shareholders of $0.1 million or $0.00 per basic share and diluted share, compared to net earnings of $10.2 million or $0.15 per basic share ($0.14 per diluted share) in the first quarter of 2015;

•	Adjusted earnings[3] of $8.7 million or $0.09 per basic share[3] compared to $6.5 million or $0.14 per basic share in the first quarter of 2015;
•	Net cash flows provided by operating activities before change in non-cash working capital items of $13.5 million compared to $5.6 million in the first quarter of 2015.

Revenues increased in the first quarter of 2016 as a result higher in-kind royalties earned as the Company received royalties from the Éléonore mine following the reimbursement of a royalty advance in November 2015 as well as royalties from the Island Gold mine. The average selling price of gold in Canadian dollars was also higher in the first quarter of 2016 when compared to the first quarter of 2015.

In the first quarter of 2016, operating income amounted to $7.1 million compared to $2.6 million in the first quarter of 2015. The increase in net operating income in the first quarter of 2016 is mainly the result of higher revenues generated from the sale of gold and silver and lower business development expenses, partially offset by a depletion of royalty interests of $3.0 million. The lower business development expenses in 2016 compared to 2015 is due to fees incurred in 2015 for the acquisition of Virginia in February 2015.

The decrease in net results in the first quarter of 2016 is mainly the result of a foreign exchange loss of $13.7 million compared to a gain of $1.7 million in the first quarter of 2015, partially offset by an increase in operating income of $4.7 million.

_________________________
3

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Consolidated Statements of Income

The following table presents summarized Consolidated Statements of Income for the three months ended March 31, 2016 and 2015 (in thousands of dollars):

		2016	2015
		$	$

Revenues	(a)	15,606	10,632

Expenses
Depletion of royalty interests	(b)	(3,022)	-
General and administrative	(c)	(3,890)	(3,905)
Business development	(d)	(2,195)	(3,685)
Exploration and evaluation	(e)	(164)	(507)
Cost recoveries from associates	(f)	740	111

Operating income		7,075	2,646

Other income (expenses) – net	(g)	(7,966)	9,049

Earnings (loss) before income taxes		(891)	11,695

Income tax recovery (expense)	(h)	764	(1,452)

Net earnings (loss)		(127)	10,243

Net earnings (loss) attributable to:
Osisko’s shareholders		(60)	10,273
Non-controlling interests		(67)	(30)

Basic net earnings (loss) per share		-	0.15
Diluted net earnings (loss) per share		-	0.14

(a)	Revenues are comprised of the following:

	Three months ended March 31, 2016				Three months ended March 31, 2015
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,629	9,417	15,402		1,498	6,985	10,467
Silver sold	20	8,100	160		21	7,825	165
Royalties (paid in cash)	-	-	44		-	-	-
			15,606				10,632

(b)

The royalty interests are depleted using the units-of-production method over the life of the properties. Depletion of royalty interests represents mainly the depletion of the Éléonore royalty interest acquired in February 2015.

(c)	In the first quarter of 2016, general and administrative expenses (G&A) amounted to $3.9 million, stable compared to the first quarter of 2015.

(d)

Business development expenses totaled $2.2 million in the first quarter of 2016 compared to $3.7 million in the first quarter of 2015. In 2015, business development included costs related to the acquisition of Virginia for $2.2 million. This decrease in business development expenses was partially offset by a general increase in expenses due to the increased activities.

(e)

Exploration and evaluation expenses amounted to $0.2 million in 2016 compared to $0.5 million in the first quarter of 2015. Exploration and evaluation activities on the Mexican properties have been reduced, explaining the decrease in expenses.

(f)

Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. The number of service agreements with associates has increased in the last year, explaining the increase in cost recoveries.

(g)

Other net income in the first quarter of 2016 includes a loss on foreign exchange of $13.7 million, a share of loss of associates of $1.0 million and finance costs of $0.6 million, partially offset by dividend income of $1.6 million, interest revenues of $0.6 million and a net gain on investments of $5.2 million (including a gain of $3.4 million on a deemed disposal of an associate that was acquired by another associate).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Other net income in the first quarter of 2015 includes a net gain on investment of $5.6 million (including a gain on a deemed disposal of $7.9 million on the shares of Virginia held prior to the acquisition date and a loss of $1.8 million on a deemed disposal on an investment transferred to the investments in associates), a foreign exchange gain of $1.7 million, dividend income of $1.2 million and interest income of $1.1 million, partially offset by a share of loss of associates of $0.4 million and finance costs of $0.1 million.

(h)

The effective income tax rate in the first quarter of 2016 is 86% compared to 12% in the first quarter of 2015. The statutory rate in 2016 and 2015 is 26.9%. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), the investments in flow-through shares, non-taxable dividend income and non-deductible expenses. The income tax expense for the first quarter of 2016 and 2015 is related to deferred income taxes.

Liquidity and Capital Resources

As at March 31, 2016, the Company’s cash and cash equivalents amounted to $439.0 million compared to $258.5 million as at December 31, 2015.

On February 12, 2016, the Company closed a financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. Ressources Québec subscribed to a $50.0 million convertible debenture of Osisko, which will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko paid a 1% financing fee to Ressources Québec and reimbursed its costs incurred in connection with the financing.

On February 26, 2016, the Company closed a bought deal public offering of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.6 million).

The investments of non-controlling interests also increased liquidities by $3.6 million in the first quarter of 2016.

The exercise of Virginia replacement share options generated $2.2 million in the first quarter of 2016 and the Company paid $3.5 million in dividends to its shareholders.

In the first quarter of 2016, Osisko invested $5.6 million in investments, $29.5 million in royalty interests and $1.7 million in exploration and evaluation activities. The sale of royalty interests to CDPQ generated $3.6 million in the same period and the sale of investments generated $2.1 million.

Furthermore, the Company has access to up to $200.0 million in cash under its credit facility to acquire royalties and metal revenue streams.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended March 31,
	2016	2015

Cash flows from continuing operations
Operations	13,452	5,636
Working capital items	(4,831)	(4,141)
Operating activities	8,621	1,495
Investing activities	(30,954)	(19,386)
Financing activities	216,553	189,417
Effects of exchange rate changes on cash and cash equivalents	(13,720)	1,692
Increase in cash and cash equivalents	180,500	173,218
Cash and cash equivalents – beginning of period	258,509	175,171
Cash and cash equivalents – end of period	439,009	348,389

Operating Activities

Cash flows provided by operating activities amounted to $8.6 million in the first quarter of 2016 compared to $1.5 million in the first quarter of 2015.

The increase in the first quarter of 2016 is mainly due to higher revenues from the sale of gold and silver received from royalty agreements, lower business development expenses, lower exploration and evaluation expenses and higher cost recoveries from associates.

Investing Activities

Cash flows used in investing activities amounted to $31.0 million in the first quarter of 2016 compared to $19.4 million in the first quarter of 2015.

In the first quarter of 2016, the Company invested $5.6 million in marketable securities and $29.5 million in royalty interests, including $23.0 million for a royalty on the Cariboo gold project held by Barkerville. Investments in exploration and evaluation assets amounted to $1.7 million, mainly on the Coulon project and other projects in the James Bay territory. Disposal of investments in the first quarter of 2016 generated proceeds of $2.1 million and the sale of royalty interests generated $3.6 million.

In the first quarter of 2015, the Company invested $78.6 million in LIORC and $1.5 million in exploration and evaluation assets, mainly on the Coulon project and other projects in the James Bay territory. Disposals of short-term investments in the first quarter of 2015 generated proceeds of $25.9 million (these short-term investments were acquired through the acquisition of Virginia). Cash acquired in the acquisition of Virginia in the first quarter of 2015 amounted to $34.9 million.

Financing Activities

Cash flows provided by financing activities amounted to $216.6 million in the first quarter of 2016 compared to $189.4 million in the first quarter of 2015.

In the first quarter of 2016, cash inflows were the results of a financing with Ressources Québec for a $50.0 million convertible debenture and a bought deal public offering of 11,431,000 units of Osisko for net proceeds of $164.6 million. Investments of non-controlling interests also increased liquidities by $3.6 million in the first quarter of 2016 and the exercise of Virginia replacement share options generated $2.2 million. The Company paid $3.5 million in dividends to its shareholders during the same period.

In the first quarter of 2015, cash inflows were the results of a financing of special warrants that generated gross proceeds of $200.0 million and the exercise of replacement share options of Virginia that generated $1.2 million. Special warrants and share issue expenses of $10.2 million were paid in the first quarter of 2015. Dividends of $1.6 million were paid to shareholders during the same period.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/ Units	Price ($)	Gross Proceeds ($000’s)	Net Cash Proceeds ($000’s)
2016 (YTD)
Convertible debenture(i)	n/a	n/a	50,000	49,225
Issuance of Units (bought-deal financing)(ii)	11,431,000	15.10	172,608	164,543
Exercise of replacement options(iv)	236,957	9.46	2,241	2,241
Employee share purchase plan	9,526	13.96	133	133
	11,677,483		224,982	216,142

2015
Issuance of special warrants(iii)	10,960,000	18.25	200,020	189,158
Exercise of replacement options(iv)	750,837	6.51	4,887	4,887
Total	11,710,837		204,907	194,045

2014 – from June 16
Private placements(v)	2,794,411	15.03	42,000	39,173
Total	2,794,411		42,000	39,173

(i)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(ii)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(iii)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(iv)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(v)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to CDPQ and Fonds de solidarité FTQ. at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Quarterly Information

The selected quarterly financial information for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	2016(1)	2015(1)				2014(1)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3		Q2

Cash and cash equivalents	439,009	258,509	304,091	319,960	348,389	175,171	156,757		156,741
Short-term investments	100	200	2,022	6,629	8,736	-	-		-
Working capital	438,074	248,945	298,858	326,987	354,051	171,135	156,082		155,588
Total assets	1,312,929	1,081,433	1,098,013	1,082,899	1,080,372	269,965	192,917		189,287
Total long-term debt	45,110	-	-	-	-	-	-		-
Shareholders’ equity	1,127,542	937,239	958,377	948,843	942,712	263,226	191,196		187,742
Revenues from continuing operations	15,606	12,811	11,724	10,248	10,632	7,608	9,571		-
Net earnings (loss) attributable to Osisko shareholders from continuing operations	(60)	4,614	9,872	3,990	10,273	(2,182)	5,833		(2,250)
Basic net earnings (loss) per share from continuing operations	-	0.05	0.10	0.04	0.15	(0.04)	0.12		(0.05)
Net earnings (loss) attributable to Osisko shareholders	(60)	4,614	9,872	3,990	10,273	(2,182)	5,833		1,645,276
Basic net earnings (loss) per share	-	0.05	0.10	0.04	0.15	(0.04)	0.12		36.88	(5)
Weighted average shares outstanding (000’s)
- Basic	99,093	94,445	94,356	93,018	69,330	48,534	46,700	(5)	44,608	(5)
- Diluted	99,093	95,698	94,759	95,709	71,692	48,534	47,900	(5)	44,608	(5)
Share price - closing(2)	13.87	13.67	14.10	15.72	16.74	16.38	14.18		16.05
Warrant price – closing(3)
OR.WT	1.95	1.89	1.56	2.25	2.15	n/a	n/a		n/a
OR.WT.A	2.00	n/a	n/a	n/a	n/a	n/a	n/a		n/a
Price of gold (average US$)	1,183	1,106	1,124	1,192	1,218	1,201	1,282		1,288
Closing exchange rate(4) (US$/Can$)	1.2971	1.3840	1.3394	1.2474	1.2683	1.1601	1.1208		1.0676

(1)	Financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on June 16, 2014.
(3)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(4)	Bank of Canada Noon Rate.
(5)	Adjusted to reflect the 1.2 million shares held in escrow.

During the first quarter of 2016, the Company closed a $172.6 million equity financing and issued a $50.0 million convertible debenture. During the first quarter of 2015, Osisko acquired Virginia for a total consideration of $556.0 million and closed a $200.0 million equity financing. During the second quarter of 2014, the Company recognized a net gain of $1.7 billion from the deemed disposal of the majority of its assets. In the second quarter of 2014, the reduction in total assets and shareholders’ equity and elimination of total long-term debt are also explained by such deemed disposal.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Outlook

Osisko’s 2016 outlook on royalties is based on the publicly available forecasts, including forecast for the Canadian Malartic mine published by Yamana and Agnico Eagle, and forecast for the Éléonore mine published by Goldcorp. For royalties earned on properties where no public information is available, Osisko obtains internal forecasts from the producers.

Attributable royalty production for 2016 is estimated at 28,000 to 29,000 gold ounces for the Canadian Malartic mine, between 5,500 and 6,200 gold ounces for the Éléonore mine and between 1,000 and 2,000 ounces from other royalties. The Company also expects to continue its exploration programs in the James Bay area for approximately $10.3 million ($8.3 million net of estimated exploration tax credits), of which about $3.8 million will be financed by Québec institutions and other partners.

Contractual Obligations and Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2020. As at March 31, 2016, minimum commitments remaining under these leases were approximately $4,447,000 over the following years (in thousands of dollars):

Twelve months ended March 31,	$
2017	1,447
2018	978
2019	1,032
2020	1,020
4,447

Key management and related party transactions

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services for the three months ended March 31, 2016 and 2015 is presented below (in thousands of dollars):

	2016	2015
	$	$
Salaries and short-term employee benefits	1,073	992
Share-based compensation	1,099	1,030
Cost recoveries from associates	(68)	-
	2,104	2,022

Key management employees are subject to employment agreements which provide for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and options.

During the three months ended March 31, 2016, an amount of $1,075,000 ($111,000 for the three months ended March 31, 2015) was invoiced by Osisko to associates for professional services and rental of offices, including $335,000 for professional services related to capitalized exploration and evaluation activities. An amount of $1,885,000 (including sales taxes) is included in accounts receivable as at March 31, 2016 ($111,000 as at March 31, 2015).

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Outstanding Share Data

As of May 4, 2016, 106,321,129 common shares were issued and outstanding. A total of 3,582,984 common share options and 11,195,500 warrants were outstanding to purchase common shares.

Subsequent Events to March 31, 2016

Dividends

On May 4, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on July 15, 2016 to shareholders of record as of the close of business on June 30, 2016.

Risks and Uncertainties

The Company is a royalty holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements of Osisko for the three months ended March 31, 2016 should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016 are consistent with those applied by the Company to the audited consolidated financial statements for the year ended December 31, 2015, except for early adoption of IFRS 9, Financial Instruments. The Board of Directors has approved the unaudited condensed interim consolidated financial statements on May 4, 2016.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2015 filed on SEDAR (www.sedar.com).

New accounting standard - IFRS 9, Financial Instruments (“IFRS 9”)

The Company has elected to early adopt IFRS 9. This standard essentially completes the project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. Under IFRS 9, equity instruments are classified as financial instruments carried at fair value, with changes in fair value recorded in the consolidated statement of income (loss) unless such financial instruments are not held for trading, in which case, the financial instrument may be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income or loss.

The Company has adopted IFRS 9 on January 1, 2016 on a retrospective basis without restating comparatives figures. Accordingly, the Company has classified its financial instruments in the three new classification categories as presented below. The main change concerns the classification of investments in equity that were previously classified as “available-for-sale” and are now designated as financial assets at fair value through other comprehensive income under IFRS 9. The main objective of the Company’s investments in equity is to improve its ability to acquire interests in exploration assets, future royalties or revenue streams. As a result, the Company considers that this classification better reflects the main business nature of the investment. The effect of the implementation of IFRS 9 to the Company’s consolidated financial statements was to recognize in other comprehensive loss, the gains and losses on investments in equity securities (other than those held for trading, which include the derivatives) previously included in profit or loss. Cumulative gains and losses on investments in equity are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment. The implementation of IFRS 9 did not result in any significant changes to the measurement of the fair value of the Company’s financial instruments.

The net impact of the implementation of IFRS 9 on the balance sheet as at January 1, 2016 is as follows:

	As at	IFRS 9	As at
	December 31, 2015	adjustment	January 1, 2016
	$	$	$
Accumulated other comprehensive loss	(41,203)	(7,610)	(48,813)
Retained earnings	203,800	7,610	211,410

Changes to accounting policies – Financial instruments

As a result of the early adoption of IFRS 9, the Company has modified the following elements of its accounting policy for financial instruments:

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value can be carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealised gains and losses are initially recognized in other comprehensive income for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income (loss). Equity instruments that are not held for trading can be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income (loss). Cumulative gains and losses are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income is recognized in the statement of income (loss).

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances and cash on hand
Guaranteed investment certificates
Short-term debt securities
Bonds
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other
receivables

Financial assets at fair value
through profit or loss	Investments in warrants

Financial assets at fair value
through other comprehensive income	Investments in shares and equity instruments,
other than in warrants

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability related to share exchange rights
Liability component of convertible debenture

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2015 filed on SEDAR (www.sedar.com).

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2015 and in the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016, both filed on SEDAR (www.sedar.com).

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, the adjusted earnings calculations of its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss) from continuing operations” less certain items: “Before June 16, 2014 allocation of expenses”, “Foreign exchange gain (loss)”, “Write-off of exploration and evaluation assets”, “Unrealized gain (loss) on investments”, ‘Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended March 31,
	2016	2015

(in thousands of dollars, except per	$	$
share amounts)

Net earnings (loss) from continuing operations	(127)	10,243

Adjustments:
Foreign exchange loss (gain)	13,720	(1,692)
Unrealized gain on investments	(5,155)	(6,121)
Share of loss of associates	982	336
Transaction costs - Virginia	-	2,243
Deferred income tax expense (recovery)	(764)	1,452

Adjusted earnings	8,656	6,461

Weighted average number of common shares outstanding (000’s)	99,093	44,845

Adjusted earnings per share	0.09	0.14

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements". All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko and the realization of the anticipated benefits deriving from Osisko’s investments. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

May 4, 2016

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – First Quarter Report

Corporate Information

Corporate Office
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0670
Fax: (514) 940-0669
Email: info@osiskogr.com	Web site: www.osiskogr.com

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer *	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	John Burzynski, Senior Vice President, New Business
Victor H. Bradley	Development
John Burzynski *	André Gaumond, Senior Vice President, Northern
Christopher C. Curfman	Development
André Gaumond *	Luc Lessard, Senior Vice President, Technical Services
Pierre Labbé	Elif Lévesque, Vice President, Finance and Chief
Charles E. Page	Financial Officer
Paul Archer, Vice President, Northern Exploration
* Non-independent	Joseph de la Plante, Vice President, Corporate Development
André Le Bel, Vice President, Legal Affairs and
Corporate Secretary

Senior Management – Technical Services
Robert Wares, Chief Geologist, Osisko Mining Group

Legal Counsel
Bennett Jones LLP
Lavery, de Billy LLP

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

Transfer Agent
Canadian Stock Transfer Company

Exchange listing
Toronto Stock Exchange
          - Common shares: OR
          - Warrants:      OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
                                    OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/